April 15, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed March 31, 2025
           File No. 333-284075
Dear Alexander Zwyer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
Kadimastem Overview, page 133

1. In your response to prior comment 9 your revised disclosure states that you have observed, based on your data, that the transplantation of your mature cells enhances treatment. You then proceed to discuss results from NCT04786262 which appears to be a trial conducted by Vertex Pharmaceuticals which is ongoing. Please tell us why it is appropriate for you to describe another company's clinical data in support of claims that are related to your product candidates. Please note that we may have further comment after reviewing your response. Alternatively, please remove this disclosure.
       You may state, if true, that clinical trials of other product candidates by other companies have shown that the transplantation of mature cells may enhance treatment,
 April 15, 2025
Page 2

       but that you have yet to observe this effect in a clinical trial that you have conducted or sponsored.
Kadimastem's Solution, page 135

2. We note your response to prior comment 10. Please also briefly describe the peer review papers listed supporting your claims.
Encap-IsletRx, page 145

3. Given that you have yet to conduct studies demonstrating the efficacy of this product candidate and delivery strategy, please remove references to "efficacy" in your figure on page 145 labeled Encap-IsletRx Preclinical Efficacy.
Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Balance Sheets, page 193

4.     We note the pro forma adjustment columns at the top of page 194 are
labeled    NLS
       and    Kadimastem   , rather than    Pre-Merger Transaction Accounting
Adjustments
       and    Transaction Accounting Adjustments   . Please revise to present
consistently
       labeled column headings in your pro forma balance sheets.
Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss, page 195

5.     We note from your revised disclosures in response to prior comment 21 that
        Kadimastem conducted a reverse share split at a 10-for-1 ratio on March 21,
       2024. Please explain why the split is not disclosed as a subsequent event and why EPS
       has not been retrospectively adjusted in Kadimastem   s financial
statements. Refer to
       paragraph 22(f) of IAS 10 and paragraphs 26, 27 and 64 of IAS 33.
Note 5 - Estimated Purchase Price Consideration, page 201

6. We note your response to prior comment 25. Given that the CVRs appear to be an obligation of the combined company and were executed pursuant to the terms of the merger agreement, it is unclear why the CVRs have not been reflected in your pro forma financial statements. To the extent the fair value of such CVRs is currently not estimable or material, please consider providing narrative disclosure in the footnotes to your pro forma financial statements describing the terms of the CVRs and the potential impact on future operations.
General

7. Please revise your preliminary proxy card to reflect all of the proposals being presented to shareholders.
       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.
 April 15, 2025
Page 3



                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences
cc:   Ron Ben-Bassat, Esq.